AMENDMENT NO. 1 TO AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Agreement between Consolidated-Tomoka Land Co. (“Consolidated Tomoka” or the “Company”) and William H. McMunn (“Mr. McMunn” or the “employee”) dated February 8, 2011 (the “Agreement”) is entered into and effective as of November 28, 2011, by and between the Company and Mr. McMunn. The term “Company” or “Consolidated Tomoka” when used in this Agreement, includes Consolidated Tomoka, its affiliates, predecessors and successors in interest, assignees, parents, subsidiaries, divisions, insurers and related companies and entities, and their past, present and future officers, owners, directors, supervisors, managers, employees, agents, attorneys and representatives.   A copy of the fully executed “Agreement” referenced herein is attached hereto as Exhibit A.

RECITALS

WHEREAS, the Company and Mr. McMunn entered into the Agreement attached as Exhibit A; and,

WHEREAS, the Company hired a new CEO and, as a result, Mr. McMunn relinquished the title of President and CEO effective July 31, 2011; and,

WHEREAS, in order to effect an orderly transition, the Company and Mr. McMunn agree to amend the Agreement as more particularly set forth herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

1.           Amendments.

1.1. Section 1 of the Agreement is hereby deleted and replaced in its entirety with the following:

1.           Employment and Retirement of Employee; Payment of Early Retirement Incentive.  By execution of this Agreement, Mr. McMunn irrevocably elects to retire and to resign from the employment of the Company and to retire from all other offices, titles, and directorships he may hold with the Company’s subsidiaries effective November 30, 2011 (the “Effective Date of Retirement”).  Under the terms and conditions set forth in this Agreement and in consideration of Mr. McMunn’s commitments set forth below, the Company shall pay to Mr. McMunn a one-time payment in the amount of $382,487.65 less applicable taxes and withholdings on the Effective Date of Retirement (“Early Retirement Incentive”).  The Company agrees to use the Aggregate Method for calculating the above withholdings.  The parties agree that the Early Retirement Incentive ($382,487.65) will be considered wages and the Company will issue an IRS Form W-2 for Mr. McMunn for tax year 2011 regarding the above payment.  Mr. McMunn will not participate in any stock option grants for the year 2011 and thereafter, nor will he participate in the 2011 cash bonus plan.  The Company agrees to that for purposes of COBRA coverage, a COBRA notice advising Mr. McMunn of his ability to retain a continuation of health insurance shall be issued on the effective date of retirement.

In addition to the Early Retirement Incentive, the Company will transfer to Mr. McMunn title to his company furnished automobile on the Effective Date of Retirement.

Upon the Effective Date of Retirement, Mr. McMunn shall provide, or promptly return to, the Company, all originals and copies of any documents, records, notebooks, files, correspondence, reports, memoranda or similar materials of or containing any proprietary information, or other materials and documents, whether prepared by Mr. McMunn or others, or property of any kind belonging to the Company including keys, membership cards and locker keys at LPGA International, Company credit card, his Company provided iPhone, and other tangible personal property of the Company then in Mr. McMunn's possession.  After the Effective Date of Retirement, Mr. McMunn agrees to reasonably cooperate with the Company on any pending third party legal matters.  Mr. McMunn shall have the right to retain his current cell phone number for his personal use.

The parties agree that this Amendment or the original Agreement shall not serve to waive or modify any vested rights or benefits associated with Mr. McMunn’s employment by the Company (including but not limited to his 401(k) account and any vested benefits under the Company’s Defined Benefits Plan, Deferred Compensation Plan or any stock option grants received by Mr. McMunn prior to the date of the execution of the Agreement).  The Company and Mr. McMunn specifically recognize that Mr. McMunn is a participant in the Consolidated-Tomoka Land Co. Deferred Compensation Plan for Officers and Key Employees and that he is not waiving, and is entitled to, whatever benefits that Plan provides for him as an eligible retired employee.

1.2. Sections 2 and 3 of the Agreement are hereby amended to delete such sections in their entireties and intentionally leave such sections blank.

1.3. Section 5 of the Agreement is hereby deleted and replaced in its entirety with the following:

5.           Mutual Non-Disparagement.  Except as required by law, Mr. McMunn and Consolidated Tomoka mutually agree to refrain from expressing (or causing others to express) to any person, any derogatory or negative opinions, comments, statements, or any other action of such a nature concerning Mr. McMunn and Consolidated Tomoka and its subsidiaries and affiliates and their respective officers, directors, employees, shareholders, or executive officers or directors of any shareholder, managers and members (including those of LPGA International Golf Club), including any derogatory or negative opinions, comments, statements or any other action of such a nature directed to friends, current or former employees, elected or appointed government officials, business associates of both parties, members of any bar association, customers, the press, or vendors or suppliers of either Consolidated Tomoka or Mr. McMunn.

During the period commencing on the Effective Date of Retirement and ending on the second anniversary thereof, if Mr. McMunn serves as an elected or appointed official of any governmental or quasi-governmental authority of any kind that has jurisdiction over any business of the Company or any of its subsidiaries, Mr. McMunn will abstain and recuse himself from the consideration of any action of such governmental or quasi-governmental authority, if permitted by applicable by law, if such matter directly applies to, or relates only  to, the Company or any subsidiary thereof. This provision does not apply to any issue or matter that impacts the Company and other third parties equally provided that such action does not have a significant negative impact on the interests of the Company.

2.   Resignation as Director.  As of the Effective Date of Retirement, Mr. McMunn also agrees to resign from the Board of Directors of the Company.  Mr. McMunn and the Company acknowledge that such resignation is not the result of any disagreement on any matter between the parties.

3.   Resignation from Ancillary Positions.  On the Effective Date of Retirement, Mr. McMunn hereby irrevocably resigns as contractor of record for Indigo Development LLC and as broker of record for Indigo Commercial Realty Inc. The parties agree to execute and deliver such instruments and documents as may reasonably be required from time to time in connection with such matters.

Mr. McMunn serves as the Company designee on Team Volusia, CEO Business Alliance, VCARD, AFCD and the Halifax Regional Chamber of Commerce. On the Effective Date of Retirement, Mr. McMunn will resign (and execute and deliver such instruments and documents as the Company may reasonably request to effect such resignation) from these positions.  Mr. McMunn is free to rejoin and serve on any of these organizations independent of the Company.

4.            Indemnification.  The Company and Mr. McMunn acknowledge that Articles VI and X of the articles of incorporation of the Company and Section 6.4 of the bylaws of the Company set forth the terms and conditions of indemnification of Mr. McMunn with respect to his service as a director, officer, employee or agent of the Company or its subsidiaries during the term of his employment and as a director of the Company. Nothing in this Amendment, the Agreement or in any other written or oral conversation waives, modifies, abridges Mr. McMunn’s rights under these articles and bylaws.  The Company warrants that in addition it has a directors’ and officers’ liability insurance policy and that Mr. McMunn is an insured of that policy.

5.            Effective Date of Retirement.   Unless agreed to in writing by the parties otherwise, the Effective Date of Retirement shall be 5:00 PM EST November 30th, 2011.

6.            Stockholders Rights.  Nothing in this Amendment or the Agreement waives or limits Mr. McMunn’s legal rights as a shareholder of the Company after the Effective Date of Retirement.

7.            Capitalized Terms.  Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Agreement (as in effect immediately prior to the effectiveness of this Amendment).

8.           Governing Law.  The laws of the State of Florida shall govern this Amendment.

9.           Effect.  Except as modified by this Amendment No. 1, all provisions of the Agreement remain in full force and effect, as if set forth herein.

10.        Revocation Period.  This Amendment may be revoked by either party within seven (7) days after signing by sending a notice of revocation in the manner required by Section 7 of the Agreement. Notwithstanding anything contained herein to the contrary, the parties acknowledge and agree that payment of the Early Retirement Incentive, transfer of the title to the company furnished automobile to Mr. McMunn and Mr. McMunn’s resignation from the Board of Directors will not occur prior to the expiration of this revocation period.

11.         Time for Acceptance.  This offer will expire unless accepted by 5:00 p.m., Monday, November 28, 2011.

IN WITNESS WHEREOF, the Company and Mr. McMunn have caused this Amendment to be executed and delivered as of the date first written above.

Consolidated-Tomoka Land Co.

By:/s/John P. Albright
John P. Albright
President and CEO

/s/William H. McMunn
William H. McMunn

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EXHIBIT A

AGREEMENT

THIS AGREEMENT (the “Agreement”) is made and entered into by and between CONSOLIDATED TOMOKA LAND CO. (“Consolidated Tomoka” or the “Company”), the address of which is 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117, and WILLIAM H. MCMUNN (“Mr. McMunn” or the “employee”), whose address is 3 South Ravensfield Lane, Ormond Beach, FL 32174, and his heirs, beneficiaries and personal representatives.

RECITALS

WHEREAS, Mr. McMunn is currently employed by Consolidated Tomoka as its Chief Executive Officer (CEO); and

WHEREAS, Mr. McMunn desires to retire and as a result voluntarily resign from his employment with Consolidated Tomoka on the terms and provisions provided herein; and

WHEREAS, Consolidated Tomoka is willing for Mr. McMunn to retire and resign from his employment as CEO of Consolidated Tomoka on the terms and provisions provided herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises of the parties, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

1. Employment and Retirement of Employee.

    (a) Employment and Retirement of Employee; Payment of Early Retirement Incentive. By execution of this Agreement, Mr. McMunn irrevocably elects to retire and to resign from the employment of Consolidated Tomoka and to relinquish the positions of Chief Executive Officer and President, and to retire from all other offices, titles, and directorships he may hold with Consolidated Tomoka’s subsidiaries, all effective December 31, 2011 (“Effective Date of Retirement”). (Notwithstanding, in the event a new CEO is hired, then at the request of the Board of Directors (the “Board”) in order to effect an orderly transition, Mr. McMunn shall relinquish the titles of President and CEO on a date specified by the Board.) Between the execution of this Agreement and the Effective Date of Retirement, Mr. McMunn will continue to perform the duties and responsibilities associated with his position as CEO until his replacement is hired and his or her term of employment begins (including, without limitation, providing transition assistance for any newly hired CEO, acting as qualifying agent for the Company’s brokerage and construction licenses, and such other duties and responsibilities as may be assigned to him by the board of directors of Consolidated Tomoka commensurate with his position), and be paid his current annual salary ($294,816) and receive his current benefits through the “Effective Date of Retirement”. Notwithstanding the foregoing, Mr. McMunn will not participate in any stock option grants for the year 2011 and thereafter, nor will he participate in the 2011 cash bonus plan. Under the terms set forth in this Agreement and in consideration of Mr. McMunn’s commitments set forth below, Consolidated Tomoka shall pay to Mr. McMunn as an early retirement incentive the sum of One Hundred Fifty-eight Thousand Seven Hundred Forty-seven Dollars and Twelve cents ($158,747.12) plus reimbursement for any unused vacation days, on December 29, 2011 (“Early Retirement Incentive”). From these gross wages, Consolidated Tomoka will make all normal and required withholdings and deductions and such other deductions that Mr. McMunn may request. The Early Retirement Incentive will be included as wages in the W-2 issued by Consolidated Tomoka for Mr. McMunn for tax year 2011. In addition, Consolidated Tomoka agrees that it will pay the total monthly premium for continued major medical/hospitalization insurance coverage for Mr. McMunn pursuant to COBRA for the eight (8) month period beginning January 1, 2012, and ending August 31, 2012; provided, however, Mr. McMunn timely elects continuation coverage under COBRA. In addition, Consolidated Tomoka will transfer to Mr. McMunn title to his company furnished automobile on the Effective Date of Retirement. During the remainder of Mr. McMunn’s employment, his employment may be terminated pursuant to Section 3 below.

    (b) Option to Extend Date of Retirement. At the option (“Option”) of Consolidated Tomoka, Consolidated Tomoka may extend the Effective Date of Retirement and continue the employ of Mr. McMunn to June 30, 2012 (which date should the Option be exercised is hereafter referred to as the Effective Date of Retirement), if necessary to facilitate an orderly transition to a new chief executive officer. Consolidated Tomoka must exercise the Option not later than December 1, 2011, by written notice to Mr. McMunn. All terms, conditions, and benefits of Mr. McMunn’s employment (including but not limited to the payment due on December 29, 2011) shall continue unchanged during any extension of Mr. McMunn’s employment with Consolidated Tomoka pursuant to any exercise of the Option.

2. Retention as Consultant.

    (a) Retention as Consultant and Consulting Term. Subject to the terms and conditions set forth herein, Consolidated Tomoka agrees to retain Mr. McMunn to render consulting and strategic advisory services (“Services”) in connection with the business, prospects, relationships, and financial and regulatory compliance initiatives of Consolidated Tomoka as reasonably requested by Consolidated Tomoka from time to time by its Board Chairman and/or Chief Executive Officer, and Mr. McMunn hereby agrees to accept such engagement. The term of Mr. McMunn’s engagement as a consultant (the “Consulting Term”) shall commence on the Effective Date of Retirement and shall continue until (i) the twelve (12) month anniversary of the Effective Date of Retirement, or (ii) terminated pursuant to Section 3 below.

    (b) Performance. During the Consulting Term, Mr. McMunn will perform the Services in a professional, competent and ethical manner. It is the parties’ intent that Mr. McMunn average thirty (30) hours monthly in the performance of such services, however, in no event shall he exceed 360 hours in the aggregate during the Consulting Term. Mr. McMunn may render the Services in any manner that does not interfere with his ability to effectively perform the Services, including, without limitation, via telephone, email or at the offices of Consolidated Tomoka. Mr. McMunn’s engagement is non exclusive and he may pursue other business interests that do not interfere with his ability to perform the Services or violate any ethical obligations owed to Consolidated Tomoka. Consolidated Tomoka and Mr. McMunn specifically intend and agree that his engagement as a consultant be in the nature of an independent contractor relationship.

    (c) Compensation. In consideration for the Services and other covenants and obligations of Mr. McMunn hereunder, Consolidated Tomoka shall pay Mr. McMunn a consultancy fee during the Consulting Term equal to $12,500 monthly payable in advance on the first business day of each calendar month. Except as set forth in 2(d) or in writing between the parties, each of Consolidated Tomoka and Mr. McMunn shall bear their own costs and expenses in performing their obligations under this section of this Agreement. As Mr. McMunn will be an independent contractor during the Consulting Term, he will not be eligible to receive any Company provided benefits.

    (d) Expenses. Consolidated Tomoka will reimburse Mr. McMunn for all reasonable costs and expenses incurred in rendering the Services in accordance with Consolidated Tomoka’s standard reimbursement policies.

    (e) Tax Obligations. Mr. McMunn, as an Independent Contractor shall be solely responsible for all income and other tax liabilities or obligations resulting from the Services rendered pursuant to this Agreement and will be issued a 1099 tax form.

3. Termination of Employment or Consulting Term.

    (a) Termination for Cause. Mr. McMunn’s employment or the Consulting Term may be terminated at any time by Consolidated Tomoka with Cause upon written notice of termination delivered to Mr. McMunn.  For purposes of  this Agreement, “Cause” shall mean:

       (i) Mr. McMunn’s arrest or conviction for, plea of nolo contendere to, or admission of the commission of, any act of fraud, misappropriation, or embezzlement, or a criminal felony involving dishonesty  or   moral turpitude; or

       (ii) a breach by Mr. McMunn of any material provision of this Agreement provided Mr. McMunn is given reasonable notice of, and a reasonable opportunity to cure, any such breach; or

       (iii) any act or intentional omission by Mr. McMunn involving dishonesty or moral turpitude; or

       (iv) any act or intentional omission by Mr. McMunn which would cause Consolidated Tomoka significant reputational injury, such as defamation, libel, and slander.

    (b) Death or Disability of Mr. McMunn. This Agreement shall terminate automatically upon the death of Mr. McMunn or upon Mr. McMunn becoming disabled such that Mr. McMunn cannot perform  the essential  functions  of his employment position or the essential requirements of the consultant Services with or without reasonable accommodation. Nothing contained in this subsection shall  affect Mr. McMunn’s eligibility for employee disability benefits under an applicable employee disability insurance plan.

4. Waiver and Release. Mr. McMunn hereby waives, and releases Consolidated Tomoka (including each of its past and present related entities including affiliated associations, parent companies, employee benefit plans, including the 401(k) Plan, insurers, subcontractors, successors and assigns, and any and all of its and their past, current, and future officers, directors, employees, and agents and all persons acting by, through, under, or in concert with any of them, both individually and as agents or representatives of these entities) from, all claims, rights, administrative charges, and causes of action, both known and unknown, in law or in equity, of any kind whatsoever, that Mr. McMunn has or could have made against Consolidated Tomoka through the date of signing this Agreement. Mr. McMunn waives, and releases Consolidated Tomoka from, all claims, rights, charges and causes of action relating to or arising out of Mr. McMunn’s employment with, conditions of employment with, compensation by, or separation and/or termination of employment from Consolidated Tomoka, including, without limitation, any claims, rights, charges or causes of action arising under Title VII of the Civil Rights Act of 1964, as amended; the Age Discrimination in Employment Act of 1967, as amended; the Older Workers Benefit Protection Act of 1990; Executive Order Nos. 11246 and 11478; the Equal Pay Act of 1963, as amended; the Retirement Income Security Act of 1974, as amended; the Rehabilitation Act of 1973, as amended; the Americans With Disabilities Act of 1990, as amended; the Family and Medical Leave Act of 1993; the Fair Labor Standards Act of 1938, as amended; the Occupational Safety and Health Act of 1970, as amended; the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), as amended; the Florida Civil Rights Act of 1992, as amended; any Florida or federal Whistleblower laws; Florida Statutes, Sec.112.3187, 440.205, and 448.102 and any other federal or state law or local ordinance, including any suit in tort (including negligence and personal injury) or contract (whether oral, written or implied), or any other common law or equitable basis of action, except for any claim which may not lawfully be waived in this manner or a claim based upon any obligation of Consolidated Tomoka under this Agreement.

5. Mutual Non-Disparagement. Except as required by law, Mr. McMunn and Consolidated Tomoka agree to refrain from expressing (or causing others to express) to any third party, any derogatory or negative opinions, comments, statements, or any other action of such a nature concerning Mr. McMunn and Consolidated Tomoka, including to friends, current or former employees, elected or appointed government officials, business associates, members of any bar association, customers, the press, or vendors or suppliers of Consolidated Tomoka.

6. Survival of Non-Disclosure Agreement. Notwithstanding anything to the contrary herein, the terms, provisions and obligations set forth in that certain Consolidated Tomoka Land Co. Proprietary Model Non Disclosure Agreement dated May 10, 2010, between the Company and Mr. McMunn shall survive the execution and delivery of this Agreement and the consummation of the transactions described herein.

7. Notices. All notices and other communications given or made pursuant hereto shall be in writing and delivered by hand or sent by registered or certified mail (postage prepaid, return receipt requested) or by nationally recognized overnight air courier service and shall be deemed to have been duly given or made as of the date delivered if delivered personally, or if mailed, on the third business day after mailing (on the first business day after mailing in the case of a nationally recognized overnight air courier service) to the parties at the following:

    If to Consolidated Tomoka:

    Consolidated-Tomoka Land Co.
    1530 Cornerstone Boulevard, Suite 100
    Daytona Beach, Florida 32117

    If to Mr. McMunn:

    William H. McMunn
    3 South Ravensfield Lane
    Ormond Beach, FL 32174

8. Severability. If a court of competent jurisdiction invalidates any provision of this Agreement, then all of the remaining provisions of this Agreement shall continue unabated and in full force and effect.

9. Entire Agreement. This Agreement contains the entire understanding and agreement between the parties and shall not be modified or superseded except in writing by the parties to this Agreement. Except as specifically provided herein, this Agreement supersedes and renders null and void any previous agreements or contracts, whether written or oral, between Mr. McMunn and Consolidated Tomoka but shall not serve to waive or modify any vested rights or benefits associated with his employment by Consolidated Tomoka (including but not limited to his 401(k) account and any vested benefits under Consolidated Tomoka’s defined benefit or deferred compensation plans or any stock option grants received by Mr. McMunn prior to the date of the execution of this Agreement by Mr. McMunn). Consolidated Tomoka and Mr. McMunn specifically recognize that Mr. McMunn is a participant in Consolidated-Tomoka Land Co. Deferred Compensation Plan for Officers and Key Employees and that he is not waiving, and is entitled to, whatever benefits that Plan provides for him as an eligible employee.

10. Governing Law. The laws of the State of Florida shall govern this Agreement.

11. Arbitration; Attorney’s Fees and Costs. In the event a dispute arises out of this Agreement, including but not limited to any alleged termination for cause, the parties agree to resolve all disputes through final and binding arbitration in Volusia County, Florida, in accordance with the Rules of the American Arbitration Association. The prevailing party in any action to enforce or construe the terms and provisions of this Agreement will be entitled to an award of reasonable attorneys’ fees and costs from the non prevailing party.

12. Opportunity to Consider and Confer. Mr. McMunn acknowledges that he:

    (a) has had the opportunity to, and is hereby specifically advised to, consult with an attorney of his choice;

    (b) has been given a reasonable period of up to twenty-one (21) calendar days in which to consider signing this Agreement;

    (c) fully understands and is in complete agreement with all of the terms of this Agreement;

    (d) has signed this Agreement freely and voluntarily;

    (e) has not relied on any representation or statement made by Consolidated Tomoka or any of Consolidated Tomoka’s agents or employees, except those set forth in this Agreement.

    (f) This Agreement may be revoked by either party within seven (7) days after signing by sending a notice of revocation in the manner required by Section 7.

IN WITNESS WHEREOF, and intending to be legally bound hereby, Consolidated Tomoka and Mr. McMunn hereby execute this Agreement by signing below voluntarily and with full knowledge of the significance of all of its terms and provisions.

CONSOLIDATED-TOMOKA LAND CO.

By: /s/William J. Voges
William J. Voges, Chairman of the Board

/s/Vicky R. Jones
Witness

By: /s/William H. McMunn
William H. McMunn

/s/Sharon H. Romano
Witness

Signed and effective as of February 8, 2011

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